Exhibit 4.39

Summary Translation of Investment Agreement

Zhongjin Zhide Equity Investment Management Co., Ltd. (“Party A”) and iKang Healthcare Technology Group Co., Ltd. (“Party B”, or the “Company”) entered into the Investment Agreement on December 11, 2015.

Article 1. Terms of Loan and Conversion

Subject to the satisfaction of the Company’s obligation under its certain representations and warranties in this agreement, Party A shall grant loans to the Company pursuant to the following terms and conditions:

(1)                   Principal amount: RMB300,000,000, to be paid within 5 business days after this agreement becomes effective;

(2)                   Use of loans: the Company’s principal business or acquisition of relevant business (or other matters as agreed by both parties);

(3)                   Term: 24 months from payment date;

(4)                   Interests: to be calculated pursuant to Article 1(5). The principal amount and accrued interests shall be paid together on the due date. If Party A converts all loans into shares of the principal privatization entity/ prospective listing entity at the privatization of iKang Healthcare Group, Inc. (“iKang Cayman”), an affiliate of the Company, there will be no interests for such loans;

(5)                   Privatization reorganization and conversion: Party B agrees to negotiate with the buyer consortium of the iKang Cayman to ensure Party A’s participation in the privatization reorganization of iKang Cayman in the amount of RMB300,000,000, namely the conversion of the loans under this agreemen into the shares of the principal privatization entity/ prospective listing entity. The investment terms and conversion terms are equal to the terms (other than the rights to designate directors) enjoyed by fund investors with the best investment terms amongst those participated in the privatization of iKang Cayman (other than Mr. Zhang Ligang, Mr. He Boquan and other individual shareholders of iKang Cayman, if they participate in the privatization).

(i)                         If the privatization transaction is put on hold or not completed within the term of the loans, unless otherwise agreed between the parties, Party B shall pay the principal amount together with the interests of 10% per annum to Party A at the due date.

(ii)       If privatization transaction is completed within the term of the loans, but Party A is not satisfied with the terms for participating in the privatization and conversion of the loans into shares, and Party A choose to give up the conversion rights, Party B shall pay the principal amount together with the interests of 5% per annum to Party A at the due date.

Article 2. Representations and Warranties of Party A

(1)                   Party A has given regular representations such as duly incorporation, legally operation, internal authorization for entering into this agreement and non-conflict with other obligations;

(2)                   Party A further represents that its direct or indirect shareholders, beneficial owners or investors are not the Company’s competitors; unless with Party B’s prior written consent, Party A shall not directly or indirectly transfer to the Company’s competitors the rights and obligations under this agreement or the shares or other interests in the privatization entity;

(3)                   In the case that any competitor of Party B or the consortium to which it is a party directly or indirectly acquires such number of shares of iKang Cayman that represents more than 50% of the voting power, the restriction on Party A set forth in Article 2(2) shall become invalid;

(4)                   Without prejudice to the foregoing, if Party A transfers the shares or other interests in the privatization entity to a third party, it shall procure such third party to enter into the restraints provisions entered into by Party A and to give relevant undertakings;

(5)                   If Party A participates in the privatization of iKang Cayman, Party A shall guarantee that the entity designated by it to participate in the privatization/ prospective listing is in compliance with the conditions and restraints applicable to other consortium members.

Article 3. Representations and Warranties of Party B

Party B has given regular representations such as duly incorporation, legally operation, internal authorization for entering into this agreement, non-conflict with other obligations and the repayment of the loans.

Article 4. Event of Default

(1)                   Party B violates any representations, warranties or undertakings;

(2)                   Party B violates the use of the loans under this agreement;

(3)                   The following circumstances occur to Party B’s obligations other than those under this agreement: (i) early payment is requested due to event of default; or (ii) Party B’s failure to pay or perform such obligations as scheduled, which leads to or in Party A’s view, leads to its inability to perform the obligations under this agreement;

(4)                   Material adverse change to Party B’s assets, which leads to or in Party A’s view, leads to its inability to perform the obligations under this agreement;

(5)                   Party B’s failure to repay the principal amount and the interests under this agreement.

Article 5. Shareholders’ Rights

If Party A converts all loans into shares of the principal privatization entity/ prospective listing entity, Party A is entitled to the shareholders’ rights that are equal to the shareholders’ rights (other than the rights to designate directors) enjoyed by the fund institution with the best investment conditions amongst those participate in the privatization of iKang Cayman.

Article 6. Effectiveness

This agreement shall become effective from the execution date.

Party A: Zhongjin Zhide Equity Investment Management Co., Ltd. (Seal)

Authorized signatory:	/s/ Shan Junbao

Party B: iKang Healthcare Technology Group Co., Ltd. (Seal)

Authorized signatory:	/s/ Zhang Ligang

Signature Page to the Investment Agreement